Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement No. 333-163895
333-163895-01
October 13, 2010

POST APARTMENT HOMES, L.P.

Pricing Term Sheet

$150,000,000 4.75% Senior Notes due 2017

Issuer:	Post Apartment Homes, L.P.

Ratings: (Moody’s / S&P)*	Baa3 / BBB- (stable / stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	October 13, 2010

Settlement Date:	October 18, 2010

Maturity Date:	October 15, 2017

Principal Amount:	$150,000,000

Benchmark:	1.875% due September 30, 2017

Benchmark Price / Yield:	100-21 / 1.774%

Spread to Benchmark:	+ 300 bps

Yield to Maturity:	4.774%

Coupon:	4.75%

Public Offering Price:	99.859%

Proceeds to the Issuer (before expenses):	$148,851,000

Optional Redemption:	Any time prior to July 15, 2017, the notes may be redeemed at T + 45 bps; At any time on or after July 15, 2017, the notes may be redeemed at par

Interest Payment Dates:	April 15 and October 15 , beginning April 15, 2011

CUSIP / ISIN:	737415AK5 / US737415AK51

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc.

Co-Managers:	Morgan Keegan & Company, Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Daiwa Capital Markets America Inc. Mitsubishi UFJ Securities (USA), Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.